UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 22, 2025

BPGC ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40201	95-1578557
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1177 Avenue of the Americas, 5th Floor New York, New York	10036
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (347) 439-6664

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined herein) but does not purport to describe all of the terms thereof. BPGC (as defined herein) shareholders, warrant holders and other interested parties are urged to read such agreement in its entirety. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

General Description of the Merger Agreement

On July 22, 2025, BPGC Acquisition Corp., a Cayman Islands exempted company (“BPGC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with iRocket Technologies, Inc., a Delaware corporation (“Holdco”), iRocket Merger Sub, LLC, a Delaware limited liability company (“Holdco Merger Sub”), BPGC Merger Sub, Inc., a Delaware corporation (“Acquiror Merger Sub”), and Innovative Rocket Technologies Inc., a Delaware corporation (the “Company” or “iRocket”). The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination” and the closing of the Business Combination is referred to herein as the “Closing”.

Subject to its terms and conditions, the Merger Agreement provides that (i) on the day prior to the date of the Merger 2 (as defined below), BPGC will merge with and into Holdco Merger Sub (the “Merger 1”), with Holdco Merger Sub being the surviving entity and a wholly owned subsidiary of Holdco, and (ii) on the day after Merger 1, Acquiror Merger Sub will merge with and into the Company (the “Merger 2”, and together with Merger 1, the “Mergers”), with the Company being the surviving entity. As a result of the Mergers, the Company will become an indirect wholly-owned subsidiary of Holdco.

iRocket is transforming rapid and responsive access to space with development of its Shockwave launch vehicle, which is uniquely designed for recovery and reuse of all of its stages. Just as airplanes fly multiple flights, iRocket plans to Recondition, Reload, and Relaunch™ its rockets in under 24 hours, reducing costs, and increasing the pace of launches.

The boards of directors of BPGC and iRocket have both unanimously approved the proposed transaction. The Business Combination is subject to satisfaction of the conditions negotiated in the Merger Agreement, equity holder approval, regulatory approvals, and other customary conditions, and is expected to be completed in the fourth quarter of 2025.

Transaction Consideration

Subject to, and in accordance with the terms and conditions of the Merger Agreement and the Sponsor Support Agreement (as defined below), immediately prior to Merger 1, each remaining issued and outstanding Class B ordinary share, par value $0.0001 per share, of BPGC (the “BPGC Class B Ordinary Shares”) will convert, on a one-for-one basis, into Class A ordinary shares, par value $0.0001 per share, of BPGC (the “BPGC Class A Ordinary Shares”) following which all BPGC Class B Ordinary Shares shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist (the “Class B Share Conversion”).

Subject to, and in accordance with the terms and conditions of the Merger Agreement, at the effective time of Merger 1: (i) each unit of BPGC, each of which consists of one BPGC Class A Ordinary Share and one-third of one public warrant entitling the holder to purchase one BPGC Class A Ordinary Share at a price of $11.50 per share, will automatically be separated into its components, with any fractional BPGC Public Warrants to be issued in connection with such separation rounded down to the nearest whole warrant, (ii) each BPGC Class A Ordinary Share (including the BPGC Class A Ordinary Shares issued upon the Class B Share Conversion) issued and outstanding shall be canceled and converted into shares of Class A common stock, par value $0.0001 per share, of Holdco (the “Holdco Class A Common Stock”) automatically on a one-for-one basis, following which all BPGC Class A Ordinary Shares shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist, and (iii) each then issued and outstanding private placement warrant issued by BPGC entitling the holder to purchase one BPGC Class A Ordinary Share at a price of $11.50 per share (the “BPGC Private Warrants” and together with the BPGC Public Warrants, the “BPGC Warrants”) and each then issued and outstanding public warrant issued by BPGC entitling the holder to purchase one BPGC Class A Ordinary Share at a price of $11.50 per share (the “BPGC Public Warrants”) will convert automatically, on a one-for-one basis, into a warrant to acquire Holdco Common Stock, in the same form and on the same terms and conditions as the converted BPGC Warrant (and pursuant to the Sponsor Support Agreement, the terms of the BPGC Private Warrants shall be amended to be equivalent to the BPGC Public Warrants). Each share of Holdco that is issued and outstanding immediately prior to Merger 1 shall be automatically cancelled and extinguished, and no consideration shall be paid with respect thereto.

Subject to, and in accordance with the terms and conditions of the Merger Agreement, at the effective time of Merger 2 (the “Second Effective Time”), (i) each issued and outstanding share of common stock of Acquiror Merger Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Company (the “Company Common Stock”), (ii) (a) each existing issued and outstanding share of Company Common Stock shall be cancelled and converted into a number of shares of duly authorized, validly issued, fully paid and nonassessable Holdco Class A Common Stock equal to the Exchange Ratio (as defined below) and a portion of the 4,000,000 shares of Holdco Class A Common Stock to be issued to the Company’s stockholders and optionholders in the Merger 2, subject to the terms and restrictions set forth in the Merger Agreement (such 4,000,000 shares, the “Earn Out Consideration”), (b) each option to acquire shares of Company Common Stock, whether vested or unvested, shall be cancelled and converted into (A) an option acquire shares of Holdco Class A Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Company Common Stock subject to such option immediately prior to the Second Effective Time and (2) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (x) the exercise price per share of Company Common Stock of such option immediately prior to the Second Effective Time divided by (y) the Exchange Ratio and (B) the right to receive a portion of the Earn Out Consideration, and (c) Asad Malik (the “Founder”) shall receive one share of Class B common stock, par value $0.0001 per share, of Holdco (the “Holdco Class B Common Stock” and together with the Holdco Class A Common Stock, the “Holdco Common Stock”) which shall (1) have a number of votes per share equal to the number of shares of Holdco Class A Common Stock held by him multiplied by nine for so long as he owns a percentage of Holdco Common Stock to be specified in the amended and restated certificate of incorporation of Holdco (the “Holdco Charter”), (2) except for certain permitted transfers to be specified in the Holdco Charter, not be transferrable, and (3) shall have such other powers, rights, preferences, privileges, obligations and other terms as set forth in the Holdco Charter (the consideration payable in Merger 2 described in clauses (ii)(a)-(c), collectively, the “Merger Consideration”); provided that no fractional Company Common Stock or Holdco Common Stock shall be issued in connection therewith (with any such fractional amount being rounded down and paid in cash in lieu thereof pursuant to the Merger Agreement).

The “Exchange Ratio” is a number (rounded to four decimal places) determined by dividing (a) the number of shares of Holdco Common Stock constituting the number of shares of Holdco Common Stock equal to the quotient obtained by dividing $400,000,000 (the “Equity Value”) by $10.00 (the “Holdco Share Value”) by (b) the total number of existing Company Common Stock (including the Company Common Stock which would be issued upon a cashless exercise of the options to purchase Company Common Stock (the “Company Options”)) outstanding immediately prior to Merger 2 expressed on a fully-diluted and as-exercised and as-converted basis (the “Aggregate Fully Diluted Company Common Shares”).

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by BPGC, the Company, and Acquiror Merger Sub as of the date of such agreement or other specific dates solely for the benefit of certain of the parties to the Merger Agreement, which in certain cases are subject to specified exceptions and materiality, Company Material Adverse Effect or Acquiror Material Adverse Effect (each as defined in the Merger Agreement), knowledge and other qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement. The representations and warranties made under the Merger Agreement will not survive the Closing.

In the Merger Agreement, the Company made certain customary representations to BPGC including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relating to execution and delivery of the Merger Agreement and other ancillary documents and non-contravention; (3) consents and government approvals; (4) capitalization; (5) financial statements; (6) compliance with laws and permits; (7) absence of certain changes; (8) liabilities; (9) information supplied; (10) litigation; (11) material contracts; (12) employee benefits; (13) labor and employment; (14) taxes; (15) intellectual property; (16) data protection; (17) information technology; (18) real property; (19) anti-bribery, anti-money laundering and trade controls compliance; (20) insurance; (21) environmental matters; (22) material customers and vendors; (23) brokers; (24) affiliate agreements; (25) government contracts; and (26) Holdco and Holdco Merger Sub.

In the Merger Agreement, BPGC and Acquiror Merger Sub made certain customary representations and warranties to the Company, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relating to execution and delivery of the Merger Agreement and other ancillary documents and non-contravention; (3) compliance with laws; (4) employee benefit plans; (5) financial ability and trust account; (6) taxes; (7) brokers; (8) SEC reports, financial statements and the Sarbanes-Oxley Act; (9) business activities and absence of certain changes; (10) information supplied; (11) litigation; (12) capitalization; (13) affiliate agreements; and (14) anti-bribery and economic sanctions.

Covenants of the Parties

The Merger Agreement contains certain customary covenants for transactions of this type by the Company and/or BPGC, including, among others, covenants regarding: (1) the operation of their respective businesses in the ordinary course of business, in compliance with law; (2) the provision of access to their properties, books and personnel; (3) regulatory approvals; (4) trust account disbursements; (5) the Company’s obligation to deliver financial statements; (6) non-solicitation and exclusivity; (7) additional financing; (8) conversion of certain securities of the Company; (8) indemnification of directors and officers after the Closing; (9) listing BPGC securities on the OTC Markets and Nasdaq; (10) BPGC’s obligation to make certain public filings; (11) post-Closing director and officer appointments; and (12) adopting a post-closing equity incentive plan of Holdco.

BPGC, the Company, and Holdco also agreed to jointly prepare, and Holdco and the Company will file with the Securities and Exchange Commission (“SEC”), a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the Holdco Common Stock that constitute the Merger Consideration (excluding the Holdco Class B Common stock) to be received by the equityholders of the Company and the securities to be received by the securityholders of BPGC. The Registration Statement will include a proxy statement/prospectus for the purpose of soliciting proxies from the shareholders of BPGC for the matters relating to the Business Combination to be acted on at the extraordinary general meeting of BPGC and providing such shareholders with an opportunity to redeem their BPGC Class A Ordinary Shares. In addition, BPGC, the Company, Holdco, Holdco Merger Sub and Acquiror Merger Sub agreed to other customary covenants for a transaction of this type.

The Business Combination Agreement also provides that the parties will seek to obtain subscriptions for additional financing in connection with the consummation of the Business Combination as may be mutually agreed by the parties.

Survival

None of the covenants and agreements of the parties contained in the Merger Agreement will survive the Closing, except for (a) those covenants and agreements that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches after the Closing and (b) Article XI (Miscellaneous) of the Merger Agreement.

Conditions to Closing

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived by all of the parties), including without limitation: (i) if applicable, waiting period or periods (including any extension thereof) applicable to the consummation of the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) shall have been terminated or expired; (ii) the absence of any law, ruling of any governmental authority, judgment or decree which has the effect of making the Business Combination illegal or which otherwise prevents or prohibits consummation of the Business Combination; (iii) completion of the redemption of any shares of BPGC Class A Ordinary Shares held by public shareholders and validly submitted for redemption in connection with the Business Combination; (iv) the Registration Statement becoming effective; (v) approval for Holdco’s initial Nasdaq listing application and listing of Holdco Common Stock to be issued in connection with the Business Combination; and (vi) the board of directors of Holdco being constituted as agreed by the parties.

In addition, the obligations of BPGC and Acquiror Merger Sub are subject to the satisfaction or waiver of certain closing conditions, including without limitation: (i) the accuracy of the representations and warranties of the Company and the performance of the covenants and agreements of the Company, in each case subject to certain qualifiers; (ii) delivery of a certificate signed by an officer of the Company certifying that the representations and warranties and performance of covenants and agreements of the Company have been fulfilled; (iii) the delivery of executed counterparts to all ancillary agreements to which the Company, Holdco, Holdco Merger Sub or any stockholder of the Company, optionholder of the Company or director or officer of Holdco is party; (iv) the absence of a Company Material Adverse Effect since the date of the Merger Agreement that is continuing and uncured; (v) required approval of the Company’s stockholders; and (vi) the entry of the Company into an employment agreement with the Founder, in a form to be mutually agreed by the Company, BPGC and the Founder.

The obligations of the Company are subject to the satisfaction or waiver of certain customary closing conditions, including without limitation: (i) the accuracy of the representations and warranties of BPGC and Acquiror Merger Sub and the performance of the covenants and agreements of BPGC and Acquiror Merger Sub, in each case subject to certain qualifiers; (ii) delivery of a certificate signed by an officer of BPGC certifying that the representations and warranties and performance of covenants and agreements of BPGC have been fulfilled;(iii) the delivery of executed counterparts to all ancillary agreements to which BPGC or the Sponsor is a party; (iv) no Acquiror Material Adverse Effect since the date of the Merger Agreement that is continuing and uncured; (v) waiver of any underwriting fees and expenses (other than indemnification obligations) to which BPGC is subject to; and (vi) required approval of BPGC’s shareholders.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to, (i) by mutual written consent of BPGC and the Company, (ii) by BPGC (a) if the Company is in material breach of its respective warranties or obligations that would render certain of the conditions to obligations of BPGC incapable of being satisfied on the date of Closing and such breach is not cured or cannot be cured within certain specified time periods, (b) if the Business Combination has not been closed on or before March 16, 2026 (or such later date as agreed by BPGC and the Company, the “Termination Date”) or (c) if the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable government order or other law, (iii) by the Company (a) if BPGC is in material breach of its respective warranties or obligations that would render certain of the conditions to obligations of the Company incapable of being satisfied on the date of Closing and such breach is not cured or cannot be cured within certain specified time periods, (b) if the Business Combination has not been closed on or before the Termination Date or (c) if the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable government order or other law, (iv) by the Company if BPGC shareholder approval is not obtained at the BPGC extraordinary general meeting to approve the Business Combination, (v) by BPGC if Company stockholder approval is not obtained within ten (10) business days following the date on which the Registration Statement becomes effective, and (vi) by the Company if (a) BPGC has not been qualified for quotation on the OTC Markets by no later than twenty (20) business days following the filing of the Multi-Year 10-K (as defined in the Merger Agreement) and (b) BPGC has not received conditional approval from Nasdaq for the initial listing of the Holdco Common Stock on or before the date that is fourteen (14) days prior to the Termination Date (as defined in the Merger Agreement), in each case in clause (vi) unless such failure is primarily caused by the Company’s material breach of the Merger Agreement.

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability under the Merger Agreement, except in the case of any knowing and intentional material breach of the Merger Agreement or fraud, and for customary obligations that survive the termination thereof (such as confidentiality obligations).

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed with this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about BPGC, the Company, Holdco, Holdco Merger Sub, Acquiror Merger Sub or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in BPGC’s or Holdco’s public disclosures.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits. Stockholders and other interested parties are urged to read such Related Agreements, or forms thereof, in their entirety.

Sponsor Support Agreement

Simultaneously with the execution of the Merger Agreement, BPGC, the Company, Holdco and the Sponsor, entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which, among other things, the Sponsor agreed to (a) vote in favor of the Business Combination, (b) vote against any proposals inconsistent with the Merger Agreement or the Business Combination, (c) waive the anti-dilution rights of the BPGC Class B Ordinary Shares held by the Sponsor under BPGC’s amended and restated Memorandum and Articles of Association, (d) not transfer any BPGC securities held by the Sponsor except in accordance with the terms of the Sponsor Support Agreement, (e) subject 1,000,000 shares of Holdco Class A Common Stock registered in the name of the Sponsor to earn-out restrictions until, and potential forfeiture unless, certain trading values or other triggers have been reached, (f) amend the terms of the warrants of Holdco received upon exchange of the BPGC Private Placement Warrants to match the terms of the warrants of Holdco received upon exchange of the BPGC Public Warrants, (g) use up to 2,625,000 of the BPGC Ordinary Shares held by the Sponsor to incentivize or compensate potential employees, service providers, strategic partners and investors to participate in a PIPE Investment (as defined in the BCA), and others, to work for or with, invest in, or otherwise engage with Acquiror or Holdco (the “Incentive Shares,” and any such shares not used for such purpose, “Unused Incentive Shares”), and (h) if the aggregate gross proceeds received or to be received by Acquiror, Holdco, and the Company in connection with a PIPE Investment is less than $15,000,000, forfeit for no consideration one-half of the Unused Incentive Shares.

A copy of the Sponsor Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference thereto.

Registration Rights Agreement

Pursuant to the terms of the Merger Agreement, simultaneously with the Closing, Holdco, Sponsor, certain affiliates of Sponsor, BPGC, and certain shareholders of the Company will enter into an registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, (i) Holdco will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, within certain period after the Closing Date, certain Holdco Ordinary Shares and other equity securities of Holdco held by certain parties from time to time, (ii) holders of registrable securities will be granted certain takedown, demand, block trade and piggyback registration rights with respect to their registrable securities, in each case, on the terms and subject to the conditions set forth in the Investor Rights Agreement, and (iii) the Registration and Shareholder Rights Agreement, dated as of March 16, 2021, by and between BPGC, Sponsor and certain other parties thereto, will be terminated as of the Closing.

A copy of the form of Registration Rights Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreements

Also pursuant to the terms of the Merger Agreement, simultaneously with the Closing, Holdco and certain Company stockholders and the directors and officers of Holdco will have each separately entered into a lock-up agreement (each, a “Lock-Up Agreement”), pursuant to which, among other things, (i) each such Company stockholder will agree not to sell, for a period of six months following the Closing (subject to certain exceptions), certain Holdco Ordinary Shares such Company stockholder (as applicable) will receive in the Mergers, on the terms and subject to the conditions set forth in the Lock-Up Agreement.

A copy of the form of Lock-Up Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Lock-Up Agreement is qualified in its entirety by reference thereto.

Amendment to Letter Agreements

Also simultaneously with the Closing, BPGC and Holdco will enter into separate amendments to the letter agreements (the “Letter Agreement Amendments”) entered into by and between BPGC and the Sponsor and BPGC’s present and former directors and officers to (i) reduce the lock-up on the BPGC Ordinary Shares currently held by the Sponsor (the “Founder Shares”) to six months following the Closing to match the lock-up applicable to the parties who will sign the Lock-Up Agreement and (ii) notwithstanding such lock-up, permit the holders of Founder Shares to sell up to 15% of such shares.

A copy of the form of Letter Agreement Amendment is filed as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Letter Agreement Amendments is qualified in its entirety by reference thereto.

Item 7.01 Regulation FD Disclosure.

On July 23, 2025, BPGC and the Company issued a press release announcing their entry into the Merger Agreement. A copy of the press release is furnished herewith as Exhibit 99.1 as a press release and incorporated into this Item 7.01 by reference.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

In connection with the Business Combination, Holdco and the Company intend to file a registration statement on Form S-4 with the SEC, which will include a proxy statement to BPGC shareholders and a prospectus for the registration of Holdco securities to be issued in connection with the Business Combination (as amended from time to time, the “Registration Statement”). After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of BPGC as of a record date to be established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of BPGC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about BPGC, Holdco, the Company and the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: BPGC Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attn: Nadim Qureshi, Chairman, Chief Executive Officer and President. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K in each case is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF BPGC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Participants in the Solicitation

BPGC, the Company, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of BPGC’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of BPGC’s directors and officers in BPGC’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to BPGC’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of the Company’s, Holdco’s and BPGC’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. BPGC’s, Holdco’s and/or the Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this Current Report on Form 8-K. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement with respect to the Business Combination, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and definitive agreements with respect thereto; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of the Company and BPGC or other conditions to closing; (4) the inability to obtain or maintain the listing of Holdco’s shares on Nasdaq or another national securities exchange following the Business Combination; (5) the ability of BPGC to become current in its SEC filings; (6) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the inability of the Company or Holdco to implement business plans, forecasts, and other expectations after the completion of the Business Combination; (11) the risk that additional financing in connection with the Business Combination, or additional capital needed following the Business Combination to support the Company’s or Holdco’s business or operations, may not be raised on favorable terms or at all; (12) the risk that the Company’s signed letters of intent and memorandum of understandings may not result in definitive agreements or generate revenue; and (13) other risks and uncertainties included in documents filed or to be filed with the SEC by Holdco, the Company and/or BPGC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by Holdco, the Company and BPGC from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither BPGC, Holdco nor the Company presently know, or that BPGC, Holdco, and/or the Company currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this Current Report on Form 8-K. Past performance by the Company’s or BPGC’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of the Company’s or BPGC’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Holdco, the Company or BPGC will, or are likely to, generate going forward. None of BPGC, Holdco or the Company undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Current Report on Form 8-K, except as required by applicable law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated July 22, 2025, by and among BPGC, the Company, Holdco, Holdco Merger Sub and Acquiror Merger Sub.
10.1	Sponsor Support Agreement, dated July 22, 2025, by and among BPGC, the Company, and Sponsor.
10.2	Form of Registration Rights Agreement.
10.3	Form of Lock-Up Agreement.
10.4	Form of Letter Agreement Amendment.
99.1	Joint Press Release, dated July 23, 2025.
104	Cover Page Interactive Data File (embedded with the Inline XRBL document).

*	The schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BPGC ACQUISITION CORP.

	By:	/s/ Nadim Z. Qureshi
	Name:	Nadim Z. Qureshi
	Title:	Chairman, Chief Executive Officer and President

Dated: July 23, 2025